SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34559; File No. 812-15291

AGL Separate Account VL-R, et al;

April 15, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicants request an order pursuant to Section 26(c) of the Act approving the proposed substitution of shares of the Fidelity VIP Government Money Market Portfolio, Initial Class of Variable Insurance Products Fund V for shares of the VALIC Company I Government Money Market I Fund of VALIC Company I held by certain separate accounts as investment options for certain variable life insurance and variable annuity contracts issued by American General Life Insurance Company and The United States Life Insurance Company in the City of New York.

Applicants: American General Life Insurance Company, The United States Life Insurance Company in the City of New York, AGL Separate Account VL-R, AGL Separate Account D, USL Separate Account USL A, and USL Separate Account USL VL-R.

Filing Dates: The application was filed on December 21, 2021 and amended on March 28, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 10, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Suzanne Ragsdale, suzanne.ragsdale@aglife.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated March 28, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary